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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following is a transcript from a meeting of the members of the CBOT that occurred on January 11, 2001. A tape of this meeting is currently available to CBOT members on the CBOT's intranet site, MemberNet.

The CBOT urges you to read the registration statement on Form S-4, including the proxy statement/prospectus contained within the registration statement regarding the CBOT restructuring when it becomes available as well as the other documents that the CBOT has filed or will file with the SEC because they contain or will contain important information. You may obtain a free copy of the proxy statement/prospectus when it becomes available and other documents filed by the CBOT at the SEC's website at www.secgov or from the office of the Secretary at the CBOT.

I'm about a minute forty late. We are going to start. Good afternoon both to those of you here and to those listening on membernet. Let me begin by saying I am happy you elected me as your chairman. It is a tremendous responsibility and I take it seriously. I won't be able to succeed without your help. I have been pretty busy ever since December 6/th/, the day of the election. I have been at the exchange just about every day talking to members and CBOT employees. I have also talked to the leaders of all of the Chicago exchanges, the CME, the CBOE and the Chicago Stock Exchange. Although these were basically get acquainted meetings, I learned some pretty important things at each exchange. For example, at the CME, they made some important commitments to members to ensure that everyone signed on to their restructuring plan. That exchange stated that an open outcry pit would continue to be supported as long as it made a liquid market. That meant essentially that it had to maintain at least 30% of the volume in its product. The definition is a little more technical than that, but that's the basic meaning.

This is better than simply leaving it to the board of directors. It sets a clear performance standard. Remember that it doesn't mean that a pit will be closed if it falls below 30%. The board of directors will make a review and consider it. But if it stays above 30%, it stays open unless the members vote otherwise. This would remove the doom and gloom that comes from no guidelines. This has a bad effect on keeping employees as well as bringing in new traders. I feel that we must have this as a core right in our restructuring or members will not vote for it.

I also learned some pretty important things from Bob Forney at the Chicago Stock Exchange. His message is to pay attention to your core business and concentrate on building value. For us, this means to recognize the importance of open outcry markets and do what we can to make them as competitive and technically efficient as possible. The customer will choose how he wants to trade and it is up to us to see that he has a fair choice between the two platforms.

Many of you have asked me about hiring a new CEO and whether we are getting close. As you can imagine, I can't talk about this in detail. It is unfair to the candidates and makes it difficult to get the best person for the job. But the answer is yes, we are close. No one wants a new CEO more than I do. It makes the chairman's job much easier. I promise this would be done by the end of the first quarter of 2001. I hope and definitely expect it will be done sooner.
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In my January 2/nd/ letter to the members I said that I would keep the promises made in my campaign. I looked through my letters to the members and other materials and found ten promises. They were:

First, a permanent CEO by the end of first quarter;
two, have regular communication with members with monthly information meetings; three, include in our restructuring core rights provisions that keep open outcry pits open if they are liquid;
four, review our clearing relationship considering both CBOT and FCM interests; five, review the technical efficiency of open outcry, in other words, electrify open outcry;
six, protect the CBOE exercise right;
seven, continue to have a member chairman;
eight, insure that member fee preference is continued;
nine, review finances and run the exchange in an efficient manner, in other words, stop wasting money;
ten, most importantly, with regard to restructuring and overall vision, look at member profits and exchange profits as part of an overall business plan, offer and support two platforms and give customers a choice between electronically assisted and technically efficient open outcry and an electronic platform.

Let me say a few specifics about restructuring. I am committed to us and we will be taking action in the near future. In fact, our board of directors will consider a plan next Tuesday. Our plans must include core rights provisions on open outcry pit closures and member fee preference. They keep value in our seats. Overall, we have to look at both member profits and exchange profits as part of an overall business plan. The customer will decide where he wants his orders filled and right now we should provide both platforms. I am here to increase the overall value of our enterprise. That is what for profit means to me.

As to the other promises, I have taken steps on all of them. Most of them are ongoing in that they are continual parts of the program. The CEO promise, of course, can be checked off when it happens. Regular communication is easy to keep. I will have one meeting per month with members and this, of course, is the first such meeting. Next month it will be the annual meeting. In between such meetings I will, of course, be available and also send out occasional letters. Very important in this is that communication goes two ways. I learn from the members. I am always open to your input.

With me today I have Carol Burke, our executive vice president and general counsel and Charley Curry, our vice chairman. Having other people here makes this a true information meeting. So first of all, I'd like to introduce Charley Curry who has a few words, and after that we'll be ready for your questions.

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Thanks Nick.  I'd just like to say that the finance committee did a pretty good job this year. It was a tough one. We started around October. There'd been all sorts of rumors circulating, a lot of false rumors about assessments; there was even one proposal for an assessment of $15,000 per member. We delivered the Eurex platform. We were also able to include the order routing budget of $6.5 million. We've cut our head count down to about 650 projected by the end of this year. This year budget projects, we took a very conservative approach to the volume because we've had a couple of years of declining volume I think due to some things that were really out of our control as far as the treasury is concerned and the surpluses that the government's generating. But, taking a conservative approach and focusing on expenses, we look to generate $214 million in revenues this year, budgeting at 200 million contracts, which is a very conservative number I think. We have $189 million in expenses we'll be funding. And in those expenses, there's $43 million in depreciation included. So I think that at the end of next year you are going to find an organization that has paid down $17.5 million in debt, which should leave us with $65 million in debt on the building. Those numbers should leave us with a $20 million cash reserve, something that has to be built up and hopefully, we'll be able to. I don't know where we'll be with dues at the end of this year but a lot of it is volume dependent. I think we'll be a much stronger organization financially. Other than that, if there are any questions, I'll be glad to answer any questions about the budget.

What percent decrease did you expect from the financial complex?

Decrease?

What are your assumptions in the financial complex for volume?

We didn't really know where the bond would end up so I think we, we just basically kind of looked at the trend the last couple of years and took a number that we thought prior to this explosive growth in volume, our highs were somewhere between 150 and 180 million contracts and we went ahead and targeted 200 million contracts just as some sort of a benchmark to start the process to look at our expenses.

Let me add to that. I think our contract volume last year was 230 million contracts.

Yes, 230.  The peak was 281.

So actually, Charley's budget which forecast that increased cash cushion, we can have a drop of 30 million contracts and still meet it. And for the first few days of this year, we are running at 1 million contracts a day, which is, of course, excellent. And as Charley mentioned, our contract revenues require us to do 800,000 contracts a day. And so every day that you see our volume and it's over 800,000, we are doing fine. Now, clearly there is some seasonality to it. But if you look at that board and it is over 800,000, we are doing fine.

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You mentioned you talked to the head of all of the exchanges here in the city, and they also mentioned about your promises. So I am just curious if there has been any developments in the negotiations with the CBOE vis a vis merger or the exercise right.

First, let me give you a general answer. I had a good conversation with Mark Duffy shortly after he was elected. I think it was a couple of weeks ago we talked. I think we'll get fine. I talked to Bill Brodsky shortly after I was elected. I am going to keep in contact with him. I am going to make sure that he is fully informed concerning our restructuring so that he does not feel blind sided concerning it. I think that is one of the problems that he had in the last year. He did not feel he had been adequately informed about our plans with regard to this or that. I'm going to be sure that I talk to him and stay in communication with him. With regard to any ongoing developments, we do have some litigation which is proceeding. If you have some specific questions about that, I've got our counsel here who can explain it. With regard to mergers with the CBOE or any other thing along that line, basically we are always open to this, that or the other thing. But as you can imagine, because of legal restrictions on this or that, I'm never going to comment on it in any detail.

I guess this is a question for Carol Burke, I'm not sure, is Dennis Dutterer here?

Dennis, by the way, unfortunately, his father is in serious condition, that's why he is not here today. Otherwise, Dennis would be here.

The last year has been tough on all of us here. The last few years. Been a lot of changes, there's been a lot of financial concern. But I know it's also been very tough on staff. And I was curious to ask a question to Carol, what is the attitude on staff? I know a lot of people have left and understandably left. Are there plans to support the morale of the staff? There is a lot of work that has to be done here and I know the staff has kind of been under the gun and I'm just curious what the attitude and the morale is of that group of individuals right now?

Pat, I was expecting an easy question about litigation, not things about morale. I'm not sure you want a lawyer typically answering questions about morale anyway. But I will simply say I think our staff identifies very very much with the membership. And when the membership is having a bad year, the staff is having a bad year. I think we share the hopes of the people in this room that this is going to be a far better year for us. The restructuring will produce a lot of benefits. I believe we are on an uptack at this point. We've had a tough year, but I think things are getting better and I think as the board reports out the restructuring report, I think the staff will feel as positive about that as the members.

Let me add that during the period that I've been chairman and during my transition period, I have found to my great pleasure, that we have many excellent people at the Board of Trade and I am going to be relying upon them heavily over the term of my chairmanship. That's why I am going to be inviting the ones to appear at these various membership meetings so that they have greater

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visibility. Also because they have the information on the specific topics that you want answers on.

Nick, if Carol could step back up. I wonder if Carol would comment on the status of our next day in court, which I thought was January 17/th/, maybe that's changed, and how and if that has changed Carol, when's our next day and how that would impact any negotiations with CBOE from this point forward.

We have a date next Friday, January 19/th/. As I believe you are all aware, the Board of Trade filed in the Circuit Court of Cook County a request for declaratory judgment, an injunctive relief against CBOE and its efforts to call the exercise a right into question. CBOE, as expected, has filed a motion to dismiss. An oral argument will be heard on that motion to dismiss on the 19/th/. Assuming that we prevail on that hearing, we are going to again press the court for expedited treatment of our petition and we are making the argument as forcefully as possible, that the conduct of CBOE has cast something of a cloud over our restructuring efforts and that we have to get that cloud lifted so that we can push purposefully ahead. The only other thing I'll mention is, as many of you are aware, CBOE has also, in support of their effort to suggest that this is a matter to be resolved by the SEC and not the courts, CBOE has made a rule proposal to the SEC that impacts the exercise a right. The comment period ended on that proposal on January 8/th/. The exchange filed a 90-page comment which is available for any interested member. And we were gratified that about 500 members also filed letters with the Commission opposing the CBOE rule proposal. As far as we are informed, the SEC will not act on that rule proposal until the CBOE has responded to our comment letters.

I represent a proprietary trading company. And we are constantly looking at ways of building business in Chicago here. One of our frustrations is, for example, Chicago wants the parameters of the derivatives business. This cross margining issue between the Mercantile Exchange and the Board of Trade. I guess from a 30,000 foot perspective, what do you wish, what is your vision to get Chicago and the Board of Trade back into a momentum and begin to effectively compete against the ECN's and the European markets who appear to me, from what I hear, a lot more aggressive and more innovative. Why is it that we cannot get together with the Mercantile Exchange and work out either a clearing system that is unified or has some kind of fungibility. It's to me beyond my comprehension in this world of technological innovation. Is there anything we can do about this?

I think in the past when we have made various efforts for alliances with one exchange or another, it always bogged down because there were not the clear synergies between the exchanges that there are today. In the past and also another thing, for example, today, clearly it would be to everybody's interest if all the electronic products were on one platform. Whether it's Eurex, Globex or something else. That would be a benefit both to the customer and the exchanges. That's one example of the synergies that would exist should the exchanges be brought together. That didn't exist. That possible synergy did not exist three years ago. Basically people in the corn pit, for example, could not see why it would help to have an alliance with another exchange that

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had a cattle pit. There wasn't anything, what you might call the corporate level, which today is in large part, the electronic platform level that together would make sense as a synergy as well as some other synergies which would be involved. So I think today as we go forward, there is more opportunity for the type of alliance along the lines that you think would benefit you and I think we agree would benefit you and of course, that's always something that's on the radar screen of our exchange or any exchange. As a member of the leadership I can't comment any further other than to say what you say seems to make good sense.

Nick, I was wondering if you could review for us the error that occurred on the Ace system in the bonds around the New Year's period there. What happened? How we handled it as an institution? Where it stands today? And most importantly, what it means for the future of electronics?

Well, I'm going to start by referring this to Carol. Those of you who know me know I'm pretty much of a straight shooting kind of talker and because of the position I'm in, I have to be careful about all sorts of legal restrictions. So on a question like that which seems to have a whole lot of things where I could go wrong, I'm going to start with somebody that is more careful.

As most of you can probably appreciate, we are in the process of reviewing that issue as we would any issue that arises in connection with our trading systems. There isn't a lot more that can be said about that except that I can assure you that, to the extent based on our review of the matter, that we determined that there had been some lessons learned, or are some measures that need to be taken by our firms or by our members or by the exchange. We will do everything in our power to make you completely aware of that and aware of that as promptly as possible.

I will just add, one thing that does come out clearly in this regard is that, and I think that the Board of Trade has made this clear in the past and will continue to do so in the future, is that these electronic terminals are something that have to be treated with great respect. It's much like a local clearing firm putting a local in the pit. Unless you are familiar with the person that is there with the authority of your firm, you have to be aware of the financial liabilities which ensue. Now, we've had rules with regard to this. And obviously at any time you want to make sure that the rules are fair and appropriately applied.

Not to belabor this because I understand the position you are in, but when you talk to floor traders, independent businessmen about busting trades, that's different than talking about it with attorneys and salesmen and so forth. And that's kind of where I asked the bigger question of what that might mean for the future of the veracity of electronic trading.

Well I think that's clearly a concern. When somebody's in an open outcry pit and they want to trade side by side with an electronic platform, they will want to know who the trade's on the other side going to be good. Otherwise it creates doubts, which are to the detriment to the overall liquidity. You can't expect an electronic platform to have the liquidity it should have if its trades are always considered to be suspect in volatile situations.

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On that same area, it seems to me, and I'm not a trader in there, and I'm really an outsider, is there any plans afoot, you talked about earlier, about electrifying the traders, it seemed that the big problem was there's a cut off between the guys that are doing the open outcry and they don't seem to have any access to the electronic and vise versa, so you wind up at points like this, about having effectively two different markets.

I don't think that was the issue in the particular market because I do think that, now once again, this is a member information meeting. As I said communication goes two ways. I'm not speaking to the merits of this case but I don't think the issue involved in this case was the people in the open outcry could not get to the orders on the electronic platform. I think there are some different issues involved in this one.

Is there going to be anything done to allow the traders in the pit to get access to the ACE?

As you know, one of my promises is to review technical efficiency of open outcry, in other words, to electrify it. And clearly that's one thing. Now I've talked to Brian Durkin at length and I've also talked to some people on the floor that are quite knowledgeable about this. One part of this is electronic order routing and I think that's fairly well in hand. The second part, you know what certain things for example, where you have $8 million in the budget this year, to improve the functionality of our over routing system so that it includes spreads. We are also making sure that the system is stable and three to four more months of operations should show that. After that point, we'll be ready to reimpose the mandates we had with regard to firms using the electronic order routing system. Now I'm working with Jay Homan and he's going to work with some other people in the brokerage community to see that the electronic order routing system is being properly utilized. And at that point, from a customer point of view, we should have a good, if not better, system that electrifies open outcry. Now the part that you were talking about, sometimes called hit and take functionality and so forth, we thought about that in different ways. One is the local hand held which would allow them to access the electronic market at the same time he is standing in the pit. Now that is also on my radar screen. Now the local hand held, and I've got some steps in mind to further that. The people that really have to kind of push this I think are the local clearing firms, because they get the most benefit out of it. It shortens their clearing day. It also just makes their operations run much more smoothly. To a certain degree, the locals have to be convinced that they want to move from the card and pen mode of operation to the hand held terminal. Now we've got the numbers in mind in terms of dollars we would have to spend in order to do that. It looks achievable. But we don't simply want to put it out there and have nobody use it. Now part of the hand held, which is the point finally getting to the essence of your question, is on that same hand held, it could access the electronic market. Now part of this process, of course, is we would like to have some certainty that it would become something that would be well utilized by the people in the pit. Some people might argue, yes, you'll have the terminal on there, you'll have the electronic market, but if somebody is shouting and bidding and trying to do this or that are they really going to be watching this at the same time they are watching this. Our markets move kind of fast and in the future I think it would be nice to have, but the issue in this would be getting member input, is talking to them to see if it is a valuable

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feature.  Personally, I think it would be.  And I don't think it would add that much to it, but it's on our radar screen, so I hope that answers your question.

Two things I like to comment on and it goes to both of these issues. One, there is a lot of access now for people in the pits to access ACE. Much of it is being done over headsets. Either brokers have headsets standing in the pit or people out at the desk are doing it. It's happening a lot right now. So that's happening. But there are people, brokers in the center of the bonds who are on headsets, and they are available. So that tie-in is there. Hand helds are already available to access it. I don't know that anybody's using them but they are available. They were tested in the last year proven to be available. They are not Board of Trade sponsored but they are sponsored by other firms. I think Brian Durkin can give you the names of them. I don't know them off the top of my head. One of our locals is ready to try to use it. So that's available now, not even dealing with the hand held.

Now which firm are you with?

I'm with Eclipse.

Okay, because I understood that S&W and Iowa were quite interested in local hand helds and have worked out.

But that's a different issue as far as clearing. The point had to do with access to ACE. It's available now. Not a lot of people using or maybe nobody's using it, but it's available to be done. So I just wanted people to know that that's there. The other issue, and I think the bigger issue that was touched on before, is the issue of busting trades on the computer. When somebody makes a mistake on the computer, a big mistake as happened at the beginning of the year, a lot of people lost money because of that. Now if I make a mistake in the pit, I eat it and I'm responsible to whoever I made the trade with. And I think that's the issue from the floor trader, that we'd like to hear if not more discussion today about it, at least some review of the rules on because we're clearly at a competitive disadvantage if we can't bust a trade when we make a mistake, and yet the traders on the electronic system can. That seems to me to be a giant issue for the floor traders and for us trying to keep open outcry competitive with the electronic system. If their rules are that much different than ours, then we really have a problem.

Carol, do we have someone, either you or Brian, that can discuss what our rules are? Brian?

You know, I appreciate what you are saying David. I think we worked long and hard on an error trade policy. In essence, for the floor in dealing with high balls and low balls and what we can and cannot allow the pit to do in terms of busting of quotes. And what we've done a little differently on the floor is, we do bust transactions, in essence, prices, by you or the pit committee saying they are not valid and we require those prices to be repriced in line with where the market was trading at the time. So I don't think it's totally accurate to say that we aren't actually busting transactions on the floor, because we are. But we are repricing in line with where the pit

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committee deemed the market was trading prior to their being an aberrant quote.
In the context of the electronic trading policy, I mean certainly in light of this and other experiences that I've had in dealing with it, we're going to be bringing the whole issue back to the executive committee and we're going to have some recommendations I think in terms of fine tuning that policy. But I think it's kind of a misnomer to say that we're not busting transactions on the floor because we do do that. And I say that because it's a policy that we got approved by the CFTC.

I understand the distinction you make and being involved in the pit committee I agree that we do it. But the reason we do it on the floor, if you have a wild market and one individual takes an order and fills it ten ticks lower than where the market is, we judge it as a committee, and say that they were outside of where the market in the pit was trading. In making that decision, you, as a pit committee make the decision standing in there that the market was actually trading at 25, the market was still in existence at 25, and some knucklehead traded at 15, traded through it. So that was an individual abhorrent trade away from where the market was. But on the electronic market, the whole market trades down, at least in this case, traded 10 ticks or 12 ticks, whatever it
was, more than that through.  And it's a big distinction.   In other words if on
the screen if everything is traded through down to 15, there is no 25 bid existent in that market and that's a big difference. Because what we're saying on the floor is, the market was still actually 25 bid and somebody screwed up and went through other customer orders. What happened on the screen was that all customer orders were filled because that's what the computer does and that's a different animal than what happens in the pit. Because we do that in the pit because we are protecting people who are bidding higher who never get filled. But on the screen, everybody got filled, and that's a very big distinction.

And I appreciate everything that you are saying and you've known me long enough to know that I'm taking all of those factors into consideration. But I will leave you with this. There is a lot more facts to the situation that you're referring to than what you've just stated now. And that's all I can say at this point, because I have it under formal investigation.

The last Congress extensively revised the commodity trading laws. What are we doing to adapt to those changes specifically with respect to futures on individual stocks?

That's something that's been on our drawing board for a period of time. We're ready for the change in legislation. That's in Pat Catania's area. Pat, why don't you discuss.

As the chairman stated, we anticipated that this legislation would pass eventually, and we had prepared structures of different types of contracts that we might submit for approval and offer for trading. We've tended to focus on individual stocks that replicate or that are included in the index complex we have in the Dow Jones product. If you look at the 65 composite stock index, those stocks pretty much encompass the majority of the most actively traded stocks. We've also viewed the potential in this product line to add products very quickly as a result of some market sector becoming in play, if you will, or very active. As we've seen over the last couple of years, different sectors have taken a role for a 4-6 month period and then tend to taper off and this product would

                                      -9-
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also lend itself to that type of new product approach where you can list a product without trailing it for a number of years, and when the market interest in that sector subsided, roll to another issue. So we have products in line prepared in that fashion. We're very carefully looking at existing markets, where single stock futures trade. There are seven countries that already allow single stock futures to trade. None of those countries provide very active or liquid markets in any of the issues. We'll see the European market place add another country with the life exchange foray into this market in another week or week and one half and we hope to get some indication of the market potential for these vehicles. Looking at that launch coming up I believe on the 22/nd/ of January. So we have product in place. It has not been submitted for approval at this point. We're still undertaking an evaluation of the legislation as it's been written and looking at the market factors that will affect how we bring this product forward and also look in at some different ways to launch these products. As you know, liquidity is the issue with almost every product on our plate and we will probably be advancing some new ideas and new methodologies for bringing these products forward.

Do we have to get permission from Microsoft or the individual companies to list a future on their stock?

No. To my knowledge, we won't need individual companies approval to list the issues much in the same fashion as they offer themselves for trading on the exchanges. It is my understanding that we won't have an issue there. Obviously we'll go through the whole legal process on this, but it is my understanding we won't need individual licenses or agreements.

It seems to me that this is a product that we don't have to do a merger with the Merc or the CBOE, but we can do this product with them. It seems to me we could eliminate two competitors and cut costs down tremendously and provide an awesome amount of liquidity to the world. Have you thought about that?

I have given that some thought. I've had some conversations with the chairman and those are some of the issues that are under consideration as we go forward on how to launch these products. But we have given it some thought to date and hopefully, much greater thought as we go forward.

Regressing back to what the other gentlemen were saying with regards to the problem on the ACE platform and the busting of trades, there is also another problem that you are going to have to take a look at which is attacking the integrity of either the electronic price quotation or the pit quotation. It's the ability to prearrange the trades that you can get individuals on the ACE system calling each other up, prearranging a trade, whether in the options or I think you can also do it in the futures and crossing a trade on the platform. And you can actually get a situation where the prearranged trade on the ACE is trading at a price either above or below where the market is in the pit. And that to me seems to attach the integrity of our price discovery mechanism. Are we going to take a look at that too?

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

Yes. That's another excellent issue. We have a task force, Andy Wallace has made a recommendation on that subject, which he is in the last stages of finalizing and I think will probably be brought to the board on January 16/th/.

Would you comment on first of all, are you going to meet with the exercisers over at the CBOE and then second of all, as you electrify this market, are you thinking about two-sided markets from the pits and auto quote in the options so that you can increase the attractability of these options and these pit markets in comparison to the electronic markets?

With regard to meeting with the exercisers, yes, I am always open to meeting with the exercisers. I haven't set up anything formally. I have talked to a few of them over there. Of course, we've got 700 seats over there, that's quite a few. Maybe we should have some of these meetings to begin at 3:15, which I think would be a much better format for them. Could you spell out your second question a little bit more? Are you thinking of side by side trading?

No. You have two sided markets on the electronic platforms and yet last price is in these pits and I think that to some extent that puts these pits at a disadvantage. Also, all the other markets have, not the futures/options markets, but all the other options markets, they have two sided markets. If you electrified the options pits, then you'd have the ability to have some kind of auto quote and you'd have the ability to have two sided markets in those options and you might make all of these products much more attractive. And do you have any comments on that?

Well, I think I know what you're talking about, but when we use the term electrify open outcry over here we basically mean creating technologically efficient and electronically assisted open outcry and that relates to our order routing system, hand helds and so forth. Is what you're talking about the process by which there is a formal bid and asked on a platform?

That has not been our tradition here in futures. Maybe it's something to look into, but it's different than what we use as the term electrify open outcry.

I've got a question pertaining back to the singles stock futures. I know there is a lot of competition or questions early on as to whether in fact that's actually even a product just for futures exchanges or whether it's something that will be offered by the stock exchanges or broker dealers themselves and if that is the case, I wonder in terms of cross margining, I would think that if it's offered on the stock exchange there would be cross margining between the single stock and the stock future and if that's the case, Hal, how would we compete with that?

Well you hit on one of the key issues for the potential for this product. The potential for this product as a futures product is only there, in my opinion, if the margin rates are similar or certainly less than they are now, but similar to what futures traders tend to enjoy, 1%, 2%, 3% margin rate. My understanding is that they will be much higher than that but much lower than the traditional 50% that an individual investor would post. So to answer your question, a cross margining scheme certainly would enhance the viability of any of these products. More basic to

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the nature of the product much of what you can do with these products can be replicated with existing products with straight equity options for example. And if they get relief on margining in that realm, it's still somewhat of an uphill battle with these products without the financial incentive of a cross-margining scheme and the leverage that we've enjoyed with traditional futures. So it's imperative.

But in terms of the first part of the question, is it a product that will be only offered by futures exchanges or can stock exchanges, for instance, trade them as well?

It will be able to be offered by securities exchanges and futures exchanges and the product will be considered a security as I understand it.

I want to get back to the issue that this gentleman brought up. And I think I'm not sure that everybody understood or maybe I just didn't understand it exactly. Over at the CBOE, they have a lot more products than we do, but any individual product we have a hell of a lot more options that exist at the CBOE. Also, generally speaking all things being equal the volatility and the skews change in our agricultural and financial sector a lot more quickly than they do over at the CBOE. I think that they have shown us a way where the customer off the floor can get a good indication about where at least for small orders they can get their desires fulfilled. When Nick talks about electronifying open outcry, I hope and I believe that one of the things that he means is figuring out a way that the information that exists in the pit when somebody comes up and asks a broker what's the market on this combo or on this straddle or on this outride if it's in a deep month or whatever, that that information can get transmitted quickly and in a wider gamut than possible. I think part of the onus is going to be with the FCM firms. One of the things that we might look into as an exchange is although we have not traditionally shown bid offers because bid offers do not involve any obligation in the futures and options pit at the Chicago Board of Trade, and as a result we don't want to confuse people when we show quotes as opposed to showing bid offers, what it is possible to do and might even be a revenue screen for the exchange is showing given a set of assumptions about what the volatility is what the skew is what an indication might be in a set of other things. And I think that that might very well be a very valuable piece of information for the FCM community, for the brokers, for the ultimate customer, it might be valuable momentarily to the exchange as well.

Absolutely. Because the more information they have and if somebody wants to do a two lot three way a broker is going to be less likely to spend the time getting the quote, an effective quote than if they want to do a thousand lot three way. So I think there are things that we need to attend to when we talk about electronifying open outcry. Also the CBOE has a raise system where there's an allocation and whatever, and I don't know whether that's a road we want to go down or not want to go down. It's something that I think we need to explore. But I think that we certainly can explore sending that information based on as indications on a separate page, a separate screen or whatever, based on certain assumptions that occur at certain times in terms of what the volatility and the skew was and what the money was doing and whatever. So I think that's what you were talking about more, right?

I'm talking about you being able to do it any way that fits within the history and what the Board of Trade wants to do, but you can increase the volume in all your pits and you're up against the electronic market that is two-sided. And they have firm markets. And so I think you have to move soon.

I just want to kind of address the point you're raising about two-sided markets. I think there's two sides in the market I trade in. It's just that it's not on a screen what the size is. What my customers pay me I'm a broker is to try to figure it out. You go to bond room at any time when there's any volatility on the screen, it might be four bid at seven, ten up. Well that's not what it is in the pit. Maybe the pit shows six bid at seven, 100 up. But a broker can sell 500 at the bid price. I think that our customers get more of a value because we aren't saying there's just 100 here, I want to take them. You know we provide I think an additional.....we give them both.  We give the four bid at seven if that's what they want if they want to trade on the screen. But if you want to pay your broker you know, the brokerage which I hope you'll always want to, then you'd be able to get more for your money, I think. Open outcry isn't going to be ever broadcast out on a screen that there's 500 showing at a price because there may be more. That's I think one of the benefits that our customers I hope will continue to understand better.

In all this talk about futures on individual stocks, I don't here a whole lot of talk about the options themselves. I was wondering if that's a focus at all to get options on individual stocks. When I think about that I think about what the CBOE is doing over there. They've got options on stocks and is going crazy. Retail customers putting in orders to them are making seat??? pieces and opportunities go through the roof and I'd like to see us pursue that. But I don't know if we're looking at options on stocks or just at futures on stocks.

Well I think we're just looking at futures on stocks. I mean we have an exercise right onto the CBOE and that's their special expertise. So I don't see us duplicating that over here.

I'm talking about options on futures.

I share your perspective. In fact we had geared the staff up to actually believe the options on the equity futures would be more of a market for us than the actual futures contract. Unfortunately the legislation bars trading options on the individual equity futures for a period of three years at which point they allow it to be studied. So at this point in time we don't even have the opportunity to list that product.

Well that being, unless there are any further questions......

Will you comment on the recently released lease agreement for CBOT exercisers?

Sure. Since I am a lessor and have two board of trade seats lease as well as a CBOE seat, obviously this is something I am highly interested in. And I saw the comment that was on Trademark which thought that a number of the provisions were worse than the previous agreement. And of course I immediately called up CC Ode on the lessor committee, and he looked into it and he sent me the letter from an attorney who had....let me step back a moment. My understanding is that back in August or so, Ron Grossman who is an attorney as well as a lessor looked at the lease agreement and he made a number of detailed suggestions and a letter which he sent to the lessor committee. They then made changes to the leasing agreement which incorporated those suggestions. That was the agreement which was mailed out for the lessors if they so chose to use it. The indemnification agreement was not mailed along with it because no changes had been made to the indemnification agreement. Now someone on Tradetalk looked at that new agreement and thought there was certain things wrong with it. I talked to CC about it and he sent me the letter from Ron Grossman. I took a close look at both the Grossman letter and the new agreement and it seemed to me that the comments that the person on Tradetalk made if you looked at it more closely, actually this new agreement was better than the old agreement. And that is CC's current feeling and until somebody points something out to me that's my feeling as well. For example, the person on Tradetalk noted that, I forget exactly which provision it was that was no longer in the agreement, actually had been moved to a different part of the agreement. So it was still there. And also the indemnification agreement remains the same as it was before. So the thrust of it is I think from what I can tell the new agreement is fine. However if somebody doesn't like to use it, they can continue to use the old agreement.

Actually, Norman, I worked on that as the subcommittee. Norm, did the bad stuff. But actually that agreement is the agreement that you'd find if you walked down to membership and said give me a lease agreement. And what has been happening over the years is that agreement has fallen into more and more disuse because the clearing firms have their own agreements, specifically the clearing firms on the CBOE who will simply hand you a clearing agreement which was not nearly as favorable as the agreement that was just written up. And there were a lot of things in there, I'm going to go into all this stuff, but there were no choices given. And under the new lease agreement there are choices given and it was sent to all the clearing firms and they have agreed with no exceptions to utilize that agreement if one of the lessors wishes to do so. And aside from the disagreements that you pointed out about the indemnification agreement, there are a lot more choices for a lessor and there's a lot more flexibility for the lessor under this new agreement that was written up.

But getting to the point, Bill, you probably saw all those comments that were made on Tradetalk. And what's your thought on that?

They were wrong. And they were wrong in so many ways. I'm not an attorney, but you'd be writing 27 pages pointing out the errors of them. But essentially it was looking at something, as you correctly pointed out, there was a sentence here and that sentence is gone. It's not gone, it's moved either to another part of the agreement or it's moved to the indemnification agreement or in the indemnification agreement wording has been changed that makes this particular wording superfluous. I look at that and I think I should reply to this, but it's so complicated to reply to. We went over it with ourselves, with Carol Burke. It was a tremendous amount of time put in by people a lot brighter than I'll ever be and it is a far better agreement on basically all accounts.

That's my feeling too. The only conclusion I drew from it was a thank you to Ron Grossman for looking at it in the first place.

Yes.  Not at length.  I think there was just one or two things back and forth.

Is what you're saying is the indemnification is basically in the indemnification with the clearing firm. I mean the strongest indemnification remains with the indemnification of the clearing firm. Is that what you're saying to some extent?

That's part of it. I'm not an attorney. I feel a little funny, you know, sitting here and saying this, that and the other thing. It's pretty complicated. Again, there were people a lot smarter than me worked that on this, including the lady standing there. And it's just better all the way around. And a lot of the stuff that where it is better is in the indemnification agreement has been changed somewhat as well, but it's separate as opposed to being a part of it.

OK. Well I'd like to thank everyone for coming. I think we've had an excellent meeting. I think everybody had an opportunity to say something and learn something, including myself. And so we'll have another meeting next month.

APPLAUSE

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